Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Panasonic Corporation

Subject Company: Panasonic Electric Works Co., Ltd. (SEC File No. 132-                     )

Subject Company: SANYO Electric Co., Ltd. (SEC File No. 132-                     )

July 29, 2010

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Investor Relations Contacts:

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

Panasonic Announces Commencement of Tender Offer

for Shares of Common Stock of SANYO

Osaka, July 29, 2010 — Panasonic Corporation (NYSE: PC/TSE: 6752, the “Tender Offeror” or the “Company”) announced that it resolved at its Board of Directors meeting held on July 29, 2010 to acquire the shares of common stock of SANYO Electric Co., Ltd. (TSE: 6764, the “Target”) through a tender offer (the “Tender Offer”) as follows:

1.	Purpose of the Tender Offer

(1)	Overview of the Tender Offer

The Company currently owns 50.05% (3,082,309,227 shares) of the aggregate number of issued shares of the Target (as of March 31, 2010: 6,158,053,099 shares). The Target is a consolidated subsidiary of the Company; however, a decision was made recently to acquire all of the issued shares of the Target’s common stock (excluding the treasury shares owned by the Target) through the Tender Offer in order to make the Target the Company’s wholly-owned subsidiary. With respect to the Tender Offer, no maximum or minimum number of shares scheduled to be purchased has been established. The Tender Offer shall be commenced subject to, among others, the nonoccurrence of any events which would have a material adverse effect on achieving the purpose of the Tender Offer such as a material change in the Target’s or its subsidiaries’ management or assets.

According to the Target, at the Board of Directors meeting of the Target held today, the Target has adopted a resolution to announce its opinion to endorse the Tender Offer and to recommend that the Target’s shareholders tender their shares in the Tender Offer.

(2)	Description of the Decision Making Process through which the Decision to Implement the Tender Offer was Made, and Management Policies after the Tender Offer

Since its establishment in 1918, the Company has been conducting business broadly in the electronics industry, guided by its basic management philosophy, which states that “the mission of an enterprise is to contribute to the progress and development of society and the well-being of people worldwide through its business activities.” On the other hand, the Target has been developing its activities, such as manufacturing, sales, maintenance and services, in the Energy Business Segment, Electronic Device Business Segment, Digital System Business Segment, Commercial Business Segment, Consumer Electronics Segment and Other Business Segment, and, under the management philosophy, “We are committed to becoming an indispensable element in the lives of people all over the world,” and has been striving to increase customer value.

Under these circumstances, the Company and the Target, with the objective of overcoming a harsh global competitive environment, aiming to maximize the corporate values of both the Company and the Target, agreed on November 7, 2008, to enter into discussions regarding a capital and business alliance based on the premise of making the Target a subsidiary of the Company, and made an announcement on December 19, 2008, titled “Panasonic and SANYO Agree to Capital and Business Alliance.” Thereafter, as described in the press release titled “Panasonic Announces the Result of Tender Offer for SANYO Shares” dated December 10, 2009, the Company implemented a tender offer (the “Previous Tender Offer”) for the Target’s shares and came to own 50.19% of the total number of voting rights of all shareholders, etc. of the Target (as of September 30, 2009), and the Target became a consolidated subsidiary of the Company.

As a result, the Panasonic Group has become a company group with further reach and expertise in the electronics industry with 6 segments: Digital AVC Networks, Home Appliances, PEW and PanaHome, Components and Devices, and Other, as well as SANYO.

On January 8, 2010, the Company announced the Annual Management Policy Fiscal 2011 for the new Panasonic Group, and set out the vision of becoming the “No. 1 Green Innovation Company in the Electronics Industry” towards 2018, the 100th anniversary of its foundation. Furthermore, on May 7, 2010, the Company announced its three-year midterm management plan called “Green Transformation 2012” (“GT12”), which is the first step toward realizing the above vision.

Under GT12, the entire Panasonic Group will make group-wide efforts to shift its paradigm for growth and to lay a foundation to become a Green Innovation Company, while integrating its contribution to the environment and business growth. By the time this plan is completed, the Panasonic Group should be a company filled with significant growth potential. In particular, the Company will drastically shift its management resources to energy systems, heating/refrigeration/air conditioning, network AV, healthcare, security, and LED, as the group’s 6 key business areas. With regard to these business areas, the Company expects energy systems, heating/refrigeration/air conditioning, and network AV to be the core businesses of the group and to drive sales and revenues of all group companies, and the Company intends to significantly develop the 3 business areas of healthcare, security, and LED as the next-generation key businesses. Furthermore, with those businesses as the core of the Company’s businesses, the Panasonic Group will pursue a form of growth unique to it, through the provision of “comprehensive solutions for the entire home, the entire building, and the entire town.”

Also, the Target, sharing the vision as the Panasonic Group and the concept of GT12, formulated its new midterm management plan (the “Target’s Midterm Plan”) that was announced in detail on May 11, 2010. In the Target’s Midterm Plan, the Target clearly states that it will aim to “establish the foundation for a highly profitable company by demonstrating synergy,” and that it will, in addition to further strengthening the management culture aiming to improve profitability, accelerate concentrated investment of its management resources to the energy business and enhance the competitiveness of profitable businesses in order to establish continuous competitive superiority. In particular, in the solar cell business that is included in the energy systems, one of the 6 key business areas of the Panasonic Group, the Target will make aggressive investments for the purpose of increase in production of cells and modules, and will accelerate the development of next generation solar cells so as to become, in Fiscal 2013, the No. 1 player in the domestic market and to become, in Fiscal 2016, one of the top 3 players in the global market. Also, the Target has a policy of firmly maintaining its world leading status in the consumer rechargeable battery business by increasing sales in existing uses and developing new uses. Furthermore, in the HEV and EV business (rechargeable batteries for eco cars), the Target aims to gain a 40% global market share in Fiscal 2021.

In addition, the Company and the Target set up the “Collaboration Committee” after the Previous Tender Offer, and have considered specific measures to generate synergies. As a result, the Company and the Target established a goal to generate synergies for over 80 billion yen in the group’s operating profit, in Fiscal 2013, through various measures such as strengthening the group-wide sales network in the solar cell business, and optimizing their strengths to the fullest extent in the lithium-ion battery business. The contents of these measures are incorporated in GT12.

Although the Company and the Target have already shared a management strategy as group companies and have implemented various collaborative measures, including sales of “HIT” solar cells through Panasonic’s sales channels on a full-fledged scale starting from July this year, the business environment surrounding the Panasonic Group continues to change dramatically and rapidly. While business expansion opportunities have been presented by the rapidly expanding environment-related and energy-related markets and the burgeoning emerging markets, competition with Korean, Taiwanese and Chinese companies as well as Japanese, U.S. and European companies, etc. has intensified not only in the Digital AVC Networks segment, but also in the fields of rechargeable battery, solar cell and electric vehicle-related business, etc. It has become difficult for companies to prevail over the global competition in the expanding market without speeding up the strategy execution and implementing all measures to demonstrate further group-wide potential. In addition, as the collaborative measures, which are the key to demonstrating group-wide potential, are in the execution phase, it is expected that the results of these collaborative measures will be achieved earlier and more steadily to maximize the effects of such measures, through the Company making the Target its wholly-owned subsidiary.

In such circumstances, taking the proposal of the Company as an opportunity, the Company and the Target have, since around the end of June 2010, continuously discussed and considered various measures to further increase the corporate value of both companies. As a result, the Company and the Target came to the conclusion that realizing the acceleration of decision-making and maximization of the group synergies by making the Target a wholly-owned subsidiary of the Company through the Tender Offer and transactions thereafter and accelerating efforts toward becoming the “No. 1 Green Innovation Company in the Electronics Industry” are significantly beneficial, not only to expand the corporate value of the Target but also to expand the corporate value of the entire Panasonic Group. Along with such discussions and considerations, the Company has been discussing and considering with Panasonic Electric Works Co., Ltd. ( “Panasonic Electric Works”), a consolidated subsidiary of the Company, and has also come to the conclusion that making Panasonic Electric Works a wholly-owned subsidiary are highly beneficial not only to expand the corporate value of Panasonic Electric Works but also to expand the corporate value of the entire Panasonic Group.

Furthermore, the three companies - the Company, Panasonic Electric Works and the Target — resolved, at their respective Board of Directors meetings held on July 29, 2010, to pursue a plan of the Company’s acquisition of all shares of Panasonic Electric Works and the Target (collectively the “Subsidiaries”) in order to make them wholly-owned subsidiaries of the Company (the “Acquisition of All Shares of the Subsidiaries”) by around April, 2011 and released the “Announcement of the Agreement toward Panasonic’s Acquisition of All Shares of Panasonic Electric Works and SANYO.” In order to implement the Acquisition of All Shares of the Subsidiaries, the Company resolved, to simultaneously commence a tender offer for the shares of common stock of Panasonic Electric Works and the Tender Offer (collectively the “Tender Offers of the Subsidiaries”). In the event that the Acquisition of All Shares of the Subsidiaries is not achieved by the Tender Offers of the Subsidiaries, the Company is thereafter anticipated to implement share exchanges to make each of Panasonic Electric Works and the Target a wholly-owned subsidiary of the Company (the “Share Exchanges of the Subsidiaries”) in order to complete the Acquisition of All Shares of the Subsidiaries.

In future, the Company, Panasonic Electric Works and the Target will pursue the establishment of the new Panasonic Group, under which the three companies will be genuinely integrated, and will make efforts to (i) maximize value creation by strengthening contacts with customers, (ii) realize speedy and lean management, and (iii) accelerate growth businesses by boldly shifting management resources.

Furthermore, in order to realize these objectives, the Panasonic Group’s business organization is scheduled to be restructured by around January 2012. From the perspective of “maximization of customer value,” the basic policy of such restructuring is to integrate and reorganize the business and marketing divisions of the three companies into three business sectors: “Consumer,” “Components and Devices” and “Solutions,” and to design optimal business models that are most suitable for the character of each business. The Company will make efforts to establish a business organization under which it can effectively compete against global competitors in each business and in each industry.

The direction of the reorganization of each business sector will be as follows:

- Consumer business sector:

The Panasonic Group will reorganize its marketing function on a global basis. Under the reorganization, the Panasonic Group will enhance the function of its frontline business and accelerate the creation of customer-oriented products. Also, the Panasonic Group will work to strengthen, among others, its overseas consumer business by strategically distributing its marketing resources in Japan and overseas.

- Components and Devices business sector:

The Panasonic Group will strengthen the cooperation among the development, production and sales functions for each component and device having a common business model. By combining marketing and technology, the Panasonic Group will strengthen its “proposal”-style business, which foresees the potential needs of customers and aim to expand the business as an independent business that does not rely on internal needs. Particularly in this business sector, the Panasonic Group will continue to make maximum use of the Target’s strengths, such as its rechargeable batteries business and solar business, as well as its customer network.

- Solutions business sector:

The Panasonic Group will unify the development, production and sales functions for each solution for business customers. The Panasonic Group aims to offer the most suitable products, services and solutions as quickly as possible, grasping customers’ needs in as timely a fashion as possible. In addition, the “comprehensive solutions for the entire home, the entire building and the entire town” that encompass these solutions will be accelerated. Particularly in this business sector, the Panasonic Group will continue to make maximum use of the strength and customer network of Panasonic Electric Works.

In addition to the reorganization, the head office will aim for a “lean and speedy” global head office by strengthening its strategic functions, while integrating and streamlining the three companies’ organizations.

The details of the reorganization will be announced as soon as they are determined.

Further, together with this reorganization, Panasonic Group will consider integrating its brands, in principle, into “Panasonic” in the future. However, “SANYO” will continue to be partially utilized, depending on the particular business or region.

The Company believes that the Acquisitions of All Shares of the Subsidiaries and business reorganization mentioned above will promote the integration of the three companies’ advantages and the “proposal” capabilities for “comprehensive solutions,” and will enable rapid increase in global competitiveness especially in the “energy systems,” “heating/refrigeration/air conditioning” and “network AV” business, which are indicated in the GT12 as core businesses to lead sales and profits of the entire group companies. Also, in each business such as “healthcare,” “security,” and “LED,” which is positioned as the “key business for the next generation”, the Company will make efforts to accelerate the growth of such business by combining the capacities of the three companies for research and development as well as market development.

Additionally, the Company intends to realize further reinforcement of management structure and cost competitiveness through business integration and unification of the business sites of the three companies, and through optimizing and streamlining the head office organization.

Through these measures, the Company aims to ensure the achievement of the targets of the midterm management plan, GT12, which the Company announced on May 7, 2010: “10 trillion yen in sales, 5 percent or more in operating profit to sales ratio, 10 percent in ROE, a three-year accumulative total of over 800 billion yen in free cash flow, and 50 million ton reduction in CO2 emissions compared to the estimated amount of emissions (using the fiscal year 2005 as the base)” targeted for the fiscal year ending March 2013, and further aims to exceed these targets.

As mentioned above, for the purpose of the Acquisition of All Shares of the Subsidiaries, the three companies - the Company, Panasonic Electric Works and the Target - adopted a plan whereby the Company will implement the Tender Offers of the Subsidiaries and the Share Exchanges of the Subsidiaries (scheduled).

In the event that the “Acquisition of All Shares of the Target” is not achieved by the Tender Offer, a share exchange to make the Company a wholly-owning parent company and the Target a wholly-owned subsidiary after the Tender Offer (the “Share Exchange”) is anticipated to be implemented in order to promote the Acquisition of All Shares of the Subsidiaries. For the details of the Share Exchange, please refer to “(4) Policies Regarding Organizational Restructuring, etc. after the Tender Offer (Matters Concerning the so-called “Two-Tier Purchase”)” described below.

(3)	Measures to Ensure the Fairness of the Tender Offer such as Measures to Ensure the Fairness of the Tender Offer Purchase Price, and Measures to Avoid Conflicts of Interest

Taking into consideration the fact that the Target is currently the Company’s consolidated subsidiary and the fact that there are continuing business and personnel relationships between the Company and the Target, the Company and the Target have implemented the measures set forth below to ensure the fairness of the Tender Offer such as measures to ensure the fairness of the tender offer purchase price for the Target’s share (the “Tender Offer Purchase Price”) relating to the Tender Offer and measures to avoid conflicts of interest, etc.

(i)	Procurement of a Valuation Report from an Independent, Third-Party Valuation Institution

In order to ensure the fairness of the Tender Offer Purchase Price, when determining the Tender Offer Purchase Price, the Company has used as a reference a valuation report (the “Valuation Report,” Valuation Record Date: July 27, 2010) that was submitted on July 29, 2010 by Nomura Securities Co., Ltd. (“Nomura Securities”), the financial advisor acting as a third-party valuation institution independent from the Company and from the Target. The methods used by Nomura Securities were the average market price analysis, the comparable company analysis, and the discounted cash flow analysis (the “DCF Analysis”); the per-share value of the Target’s common stock calculated based on each of the foregoing methods is set forth below.

(a)	Average Market Price Analysis: 112 yen to 138 yen

Based on the average market price analysis, using July 27, 2010, as the record date, the per-share value of the Target’s common stock has been determined to be 112 yen to 138 yen, based on the respective average closing prices for the most recent 6 months, the most recent 3 months, the most recent 1 month and the most recent 1 week, and on the closing price on the record date of the shares of the Target’s common stock on the first section of the Tokyo Stock Exchange.

(b)	Comparable Company Analysis: 46 yen to 85 yen

Based on the comparable company analysis, the value of the Target’s shares of common stock has been evaluated by comparing the market stock prices and financial indicators that show profitability, etc., of those listed companies that are engaged in businesses that are relatively similar to the Target’s, and the per-share value of the Target’s common stock has been determined to be 46 yen to 85 yen.

(c)	DCF Analysis: 113 yen to 233 yen

The DCF Analysis is a method of analyzing the corporate value of the Target and the value of the Target’s shares of common stock based on its projected earnings and its investment plans set forth in its business plans, interviews with the Target’s management, publicly disclosed information and various other factors, etc. by discounting the Target’s future free cash flow projections to the present value using a specific discount rate (e.g., cost of capital applicable to the Target, etc.); based on this method, the per-share value of the Target’s common stock has been determined to be 113 yen to 233 yen.

The Company valued that the (proposed) purchase price with respect to the Tender Offer will be 138 yen, based on the nature and results of each of the valuation methods set forth in the Valuation Report and the results of negotiations and discussions with the Target, etc., and by comprehensively taking into account various factors such as (i) results of the business, legal, accounting and tax due diligence on the Target, (ii) the possibility of obtaining the endorsement of the Tender Offer by the Target’s Board of Directors, (iii) market trends of the price of the Target’s common shares; and (iv) the projected number of shares to be tendered in the Tender Offer. Thereafter, the Company ultimately decided at the Board of Directors meeting held on July 29, 2010, that the Tender Offer Purchase Price shall be 138 yen, after receiving on July 29, 2010 from Nomura Securities a fairness opinion stating that the (proposed) tender offer purchase price of 138 yen valued through the above-mentioned process is proper for the Company from a financial viewpoint.

The Tender Offer Purchase Price of 138 yen per-share represents a premium of (i) 16.9% (rounded to the first decimal place; the same shall apply to indications of percentages hereinafter in this paragraph) over the closing price of the Target’s shares of common stock of 118 yen in ordinary trading on the first section of the Tokyo Stock Exchange on July 28, 2010, which is the day immediately preceding the day on which the Company announced the commencement of the Tender Offer, (ii) 21.1% over the simple average closing price of 114 yen (rounded down to a whole number; the same shall apply to indications of prices in yen hereinafter in this paragraph) in ordinary trading in the previous one-month period (from June 29, 2010 to July 28, 2010), (iii) 9.5% over the simple average closing price of 126 yen in ordinary trading in the previous three-month period (from April 30, 2010 to July 28, 2010) or (iv) 0.7% over the simple average closing price of 137 yen in ordinary trading in the previous six-month period (from January 29, 2010 to July 28, 2010).

(ii)	The Target’s Procurement of a Share Valuation Report

According to the Target, the Target requested that ABeam M&A Consulting Ltd. (“ABeam M&A Consulting”), which is the financial advisor acting as a third-party valuation institution independent from the Company and from the Target, evaluate the value of the Target’s shares of common stock. Further, ABeam M&A Consulting obtained materials, such as the Target’s financial data and business plans, and received an explanation from the Target, in order to collect and review information necessary for analyzing the value of the Target’s shares of common stock. Based on such information, it analyzed the value of the Target’s shares based upon and subject to certain assumptions and conditions, and submitted a valuation report (the “Share Valuation Report,” Valuation Record Date: July 28, 2010) to the Target on July 29, 2010. According to the Target, the methods used by ABeam M&A Consulting in analyzing the value of the Target’s shares of common stock were the average market price analysis, the comparable company analysis, and the DCF analysis, and the per-share value of the Target’s shares of common stock calculated using each of the foregoing methods was as set forth below.

(a)	Average Market Price Analysis: 114 yen to 140 yen

According to the Target, based on the average market price analysis, using July 28, 2010, as the record date, the per-share value of the Target’s common stock has been determined to be 114 yen to 140 yen, based on the respective average closing prices and the respective volume weighted average prices for the most recent 6 months, the most recent 3 months and the most recent 1 month, and on the closing price on the record date of the Target’s shares of common stock on the first section of the Tokyo Stock Exchange.

(b)	Comparable Company Analysis: 78 yen to 110 yen

The comparable company analysis is a method of evaluating the value of the shares of the Target’s common stock by comparing the market stock prices and financial indicators that show profitability, etc., of those listed companies that are engaged in businesses that are similar to the Target’s. According to the Target, based on this method, the per-share value of the Target’s shares of common stock has been determined to be 78 yen to 110 yen.

(c)	DCF Analysis: 100 yen to 163 yen

The DCF Analysis is a method of analyzing the corporate value of the Target and the value of the Target’s shares of common stock based on various factors such as its projected earnings and its investment plans set forth in its business plans, publicly disclosed information and the synergies expected to be generated by making the Target the Company’s wholly-owned subsidiary etc., by discounting the Target’s future free cash flow projections to the present value using a specific discount rate (e.g., cost of capital applicable to the Target, etc.). According to the Target, based on this method, the per-share value of the Target’s common stock has been determined to be 100 yen to 163 yen.

Further, according to the Target, on July 29, 2010, as an opinion concerning the fact that the resolution of the Board of Directors meeting of the Target to announce its opinion to endorse the Tender Offer and to recommend that the Target’s shareholders tender their shares in the Tender Offer is not disadvantageous to the minority shareholders of the Target, the Board of Directors of the Target received from ABeam M&A Consulting a fairness opinion concerning the fact that the Tender Offer Purchase Price is not disadvantageous to the minority shareholders of the Target, especially from a viewpoint of fairness of consideration, stating that the Tender Offer Purchase Price of 138 yen with respect to the Tender Offer is proper to shareholders of the Target other than tender offerors, etc. (meaning “Controlling Shareholders and other parties set forth in the Enforcement Regulations” provided for in Article 441-2 of the Securities Listing Regulations of Tokyo Stock Exchange including the Tender Offeror) from a financial point of view.

(iii)	Advice from a Law Firm

According to the Target, in connection with the discussions held, and the decisions made, by the Target’s Board of Directors, Mori Hamada & Matsumoto law firm, as the legal advisor, has provided the Target’s Board of Directors with legal advice concerning the decision-making method, procedures, etc. to be used by the Board of Directors, including various procedures relating to the Tender Offer.

(iv)	Approval of Directors and Auditors with No Material Interests

According to the Target, since the Target received a proposal concerning the Tender Offer from the Company around the end of June 2010, the Target has discussed and negotiated with the Company concerning the purchase price of the Tender Offer and other terms and conditions several times, and the Target has carefully reviewed and considered the terms and conditions, given the contents of the Share Valuation Report and the fairness opinion obtained from ABeam M&A Consulting, and taking into account legal advice provided by Mori Hamada & Matsumoto law firm, its legal advisor.

As a result, at the Board of Directors meeting held today (5 directors in attendance out of 8 directors), it was determined that the Tender Offer would contribute to the further development of the Target’s business, that the conditions relating to the Tender Offer are appropriate, and that the Tender Offer provided all of the Target’s shareholders with an opportunity to sell the Target’s share for a reasonable price, and therefore a resolution was adopted with the approval of all of the directors in attendance to endorse the Tender Offer, and to recommend that the Target’s shareholders tender their shares in the Tender Offer. Further, all of the Target’s auditors who attended the above Board of Directors’ meeting (4 auditors, including 3 outside auditors out of 5 auditors (including 3 outside auditors)) expressed the opinion that they had no objection for the Target’s Board of Directors to endorse the Tender Offer, and to recommend that the Target’s shareholders tender their shares in the Tender Offer.

It should be noted that, according to the Target, Messrs. Susumu Koike, Junji Esaka and Kenjiro Matsuba, directors of the Target, because they were officers or employees of the Company or its affiliate until 2008 (Mr. Koike) or until 2009 (Mr. Esaka and Mr. Matsuba), and Messrs. Susume Koike and Junji Esaka are corporate advisors of the Company at present, did not participate in any of the discussions or voting on the Tender Offer, for the purpose of maintaining the fairness and the neutrality of the Target’s decisions, and did not participate in any of the discussions/negotiations with the Company on behalf of the Target. The Company has been informed, further, that Mr. Takae Makita, auditor of the Target, because he was an officer of the Company until 2009, and he is a corporate advisor of the Company at present, did not participate in the above-referenced discussions, for the purpose of maintaining the fairness and the neutrality of the Target’s decisions.

(v)	Relatively Long Period of the Tender Offer, etc.

Pursuant to applicable laws and regulations, the tender offer period of a tender offer is required to be at least 20 business days; the Company has, by causing the tender offer period of the Tender Offer to be relatively long (i.e., 31 business days), ensured the fairness of the Tender Offer Purchase Price by ensuring that all of the Target’s shareholders will have sufficient opportunity to consider and decide whether or not to tender their shares in the Tender Offer, and that an opportunity for other offerors to commence a tender offer for the Target’s shares has been secured.

Further, the Company and the Target have not made any agreement that would restrict the Target and an offeror other than the Company to make contacts with each other, etc., in the case where such other offeror emerges.

(4)	Policies Regarding Organizational Restructuring, etc. after the Tender Offer (Matters Concerning the so-called “Two-Tier Purchase”)

As explained in “(1) Overview of the Tender Offer” and “(2) Description of the Decision-Making Process through which the Decision to Implement the Tender Offer was Made and Management Policies after the Tender Offer” above, the Company’s policy is to make the Target the Company’s wholly-owned subsidiary, and the Company plans to acquire all of the issued shares of common stock of the Target (excluding the Target’s shares owned by the Company) through the Tender Offer and through the Share Exchange (defined hereinafter).

That is to say, if the Company does not acquire all of the issued shares of common stock of the Target (excluding treasury shares that the Target holds) through the Tender Offer, the Company plans to acquire all of the issued shares of common stock of the Target (excluding the Target’s shares owned by the Company) after the Tender Offer by implementing the Share Exchange with the Target and the Target will become the Company’s wholly-owned subsidiary. In such way, the Company will provide the Target’s shareholders (other than the Company) with the choice of either selling their shares at the Tender Offer Purchase Price or becoming shareholders of the Company through the Share Exchange, which would enable them to continuously support the Panasonic Group’s efforts to realize GT12 and to become the “No. 1 Green Innovation Company in the Electronics Industry.”

It is anticipated that, in connection with the Share Exchange, the shares of the Company’s stock will be issued in consideration for shares of the Target’s common stock owned by all of the Target’s shareholders (other than the Company); upon going through the necessary statutory procedures, all of the Target’s shares of common stock, including the Target’s shares that were not tendered in the Tender Offer (excluding the Target’s shares owned by the Company) will be exchanged for shares of the Company’s common stock, and every shareholder of the Target, to whom not less than 1 share of the Company’s share is allocated, will become a shareholder of the Company. The Share Exchange is planned to be implemented, and the effective date thereof is scheduled to occur, in or around April 2011.

The Share Exchange is planned to be implemented in the form of a summary share exchange (kani kabushiki kokan) prescribed in the main text of Article 796, Paragraph 3 of the Companies Act, without obtaining the approval of the Company’s shareholders at a general meeting of shareholders. Further, the Share Exchange may be implemented in the form of a short form share exchange (ryakushiki kabushiki kokan) prescribed in the provisions of Article 784, Paragraph 1 of the Companies Act, without obtaining the approval of the Target’s shareholders at a general meeting of shareholders.

To ensure the fairness and the validity of the share exchange ratio applicable to the Share Exchange, such share exchange ratio will be determined after the completion of the Tender Offer, with reference to the share exchange ratio evaluated by a third party valuation institution independent from the Company and the Target, through consultations between the Company and the Target, giving full consideration to the interest of the Company’s shareholders as well as the interest of the Target’s shareholders, respectively; however, when determining the consideration to be received by the Target’s shareholders upon the Share Exchange (i.e., the Company’s shares; provided, however, that, if there is a fractional number of share less than one whole share in the number of shares to be received, cash equivalent to such fractional share shall be distributed in accordance with the Companies Act), the Target’s share is expected to be valued based on a price equivalent to the Tender Offer Purchase Price. In connection with the Share Exchange, any shareholder of the Target, which will become a wholly-owned subsidiary of the Company, will be entitled to demand that the Target purchase the shares owned by such shareholder pursuant to the procedures prescribed by the Companies Act and other applicable laws and regulations. In such event, the purchase price shall ultimately be determined by the court.

(5)	Prospects for Delisting and Reasons Therefore

The Target’s shares of common stock are currently listed on the first section of the Tokyo Stock Exchange and on the first section of the Osaka Securities Exchange. Because the Company has not set the maximum number of shares scheduled to be purchased through the Tender Offer, depending on the results of the Tender Offer, it is possible that shares of the Target’s common stock will be delisted pursuant to the delisting standards of the Tokyo Stock Exchange and the Osaka Securities Exchange, following the implementation of the specified procedures. Further, even if the applicable criteria for delisting are not met upon the completion of the Tender Offer, the Company plans to make the Target its wholly-owned subsidiary thereafter through the Share Exchange as described in “(4) Policies Regarding Organizational Restructuring, etc. after the Tender Offer (Matters Concerning the so-called “Two-Tier Purchase”)” above, and if such procedures are implemented, the Target’s shares of common stock will be delisted after the specified procedures are completed pursuant to the delisting standards of the Tokyo Stock Exchange and the Osaka Securities Exchange. After the delisting, it will be impossible to trade the Target’s shares of common stock on the Tokyo Stock Exchange and the Osaka Securities Exchange.

(6)	Matters Concerning Material Agreements between the Company and Shareholders of the Target on the Tender in the Tender Offer

Not applicable.

2.	Outline of the Tender Offer and Other Information

(1)	Outline of the Target

(i)	Corporate Name	SANYO Electric Co., Ltd.

(ii)	Head Office	5-5, Keihan-Hondori 2-Chome, Moriguchi City, Osaka 570-8677, Japan

(iii)	Name and Title of Representative	Executive Director and President Seiichiro Sano

(iv)	Description of Business	Manufacturing and sales of various electronic equipments

(v)	Paid-in Capital	322,242 million yen (as of March 31, 2010)

(vi)	Date Established	April 1, 1950

(vii)	Major Shareholders and Shareholding Ratio (as of March 31, 2010)

Panasonic Corporation

Oceans Holdings Co., Ltd.

Sumitomo Mitsui Banking Corporation

Daiwa Securities SMBC Principal Investments Co. Ltd.

Japan Trustee Services Bank, Ltd. (trust account)

SANYO Electric Employees Stockholders’ Association

Nippon Life Insurance Company

Sumitomo Life Insurance Company

The Master Trust Bank of Japan, Ltd. (trust account)

Mitsui Sumitomo Insurance Co., ltd.

			50.05 9.57 3.00 1.41 1.03 0.77 0.64 0.49 0.48 0.38	% % % % % % % % % %

(viii)	Relationships between the Company and the Target:

	Capital Relationship	The Company owns 3,082,309,227 shares (50.05%) of the total number of issued shares of the Target (6,158,053,099 shares).

	Personnel Relationship	3 corporate advisors of the Company assume office as a director or an auditor of the Target.

	Transaction Relationship	The Company conducts sales and purchase transactions of finished products, merchandise, material, etc. with the Target.

	Status as a Related Party	The Company is the Target’s parent company, and therefore, the Target is a Related Party of the Company.

(2)	Tender Offer Period

(i)	Tender Offer Period determined at time of filing of the Statement

From August 23, 2010 (Monday) through October 6, 2010 (Wednesday) (31 business days)

(ii)	Possible extension of Tender Offer Period at Target’s request

Not applicable.

(3)	Tender Offer Purchase Price

138 yen per share of common stock

(4)	Calculation Base, Etc. of Tender Offer Purchase Price

(i)	Basis of Calculation

In order to ensure the fairness of the Tender Offer Purchase Price, when determining the Tender Offer Purchase Price, the Company has used as a reference the Valuation Report that was submitted on July 29, 2010 by Nomura Securities, the financial advisor acting as a third-party valuation institution independent from the Company and from the Target. The methods used by Nomura Securities were the average market price analysis, the comparable company analysis, and the DCF Analysis; the per-share value of the Target’s common stock calculated based on each of the foregoing methods is set forth below.

(a)	Average Market Price Analysis: 112 yen to 138 yen

Based on the average market price analysis, using July 27, 2010, as the record date, the per-share value of the Target’s common stock has been determined to be 112 yen to 138 yen, based on the respective average closing prices for the most recent 6 months, the most recent 3 months, the most recent 1 month and the most recent 1 week, and on the closing price on the record date of the shares of the Target’s common stock on the first section of the Tokyo Stock Exchange.

(b)	Comparable Company Analysis: 46 yen to 85 yen

Based on the comparable company analysis, the value of the Target’s shares of common stock has been evaluated by comparing the market stock prices and financial indicators that show profitability, etc., of those listed companies that are engaged in businesses that are relatively similar to the Target’s, and the per-share value of the Target’s common stock has been determined to be 46 yen to 85 yen.

(c)	DCF Analysis: 113 yen to 233 yen

The DCF Analysis is a method of analyzing the corporate value of the Target and the value of the Target’s shares of common stock based on its projected earnings and its investment plans set forth in its business plans, interviews with the Target’s management, publicly disclosed information and various other factors, etc. by discounting the Target’s future free cash flow projections to the present value using a specific discount rate (e.g., cost of capital applicable to the Target, etc.); based on this method, the per-share value of the Target’s common stock has been determined to be 113 yen to 233 yen.

The Company valued that the (proposed) purchase price with respect to the Tender Offer will be 138 yen, based on the nature and results of each of the valuation methods set forth in the Valuation Report and the results of negotiations and discussions with the Target, etc., and by comprehensively taking into account various factors such as (i) results of the business, legal, accounting and tax due diligence on the Target, (ii) the possibility of obtaining the endorsement of the Tender Offer by the Target’s Board of Directors, (iii) market trends of the price of the Target’s common shares; and (iv) the projected number of shares to be tendered in the Tender Offer. Thereafter, the Company ultimately decided at the Board of Directors meeting held on July 29, 2010, that the Tender Offer Purchase Price shall be 138 yen, after receiving on July 29, 2010 from Nomura Securities a fairness opinion stating that the (proposed) tender offer purchase price of 138 yen valued through the above-mentioned process is proper for the Company from a financial viewpoint.

The Tender Offer Purchase Price of 138 yen per-share represents a premium of (i) 16.9% (rounded to the first decimal place; the same shall apply to indications of percentages hereinafter in this paragraph) over the closing price of the Target’s shares of common stock of 118 yen in ordinary trading on the first section of the Tokyo Stock Exchange on July 28, 2010, which is the day immediately preceding the day on which the Company announced the commencement of the Tender Offer, (ii) 21.1% over the simple average closing price of 114 yen (rounded down to a whole number; the same shall apply to indications of prices in yen hereinafter in this paragraph) in ordinary trading in the previous one-month period (from June 29, 2010 to July 28, 2010), (iii) 9.5% over the simple average closing price of 126 yen in ordinary trading in the previous three-month period (from April 30, 2010 to July 28, 2010) or (iv) 0.7% over the simple average closing price of 137 yen in ordinary trading in the previous six-month period (from January 29, 2010 to July 28, 2010).

(ii)	Process of calculation

(Process to determine the Tender Offer Purchase Price)

Although the Company and the Target have already shared a management strategy as group companies and have implemented various collaborative measures, including sales of “HIT solar” batteries through Panasonic’s sales channels on a full-fledged scale starting from July this year, the business environment surrounding the Panasonic Group continues to change dramatically and rapidly. While business expansion opportunities have been presented by the rapidly expanding environment-related and energy-related markets and the burgeoning emerging markets, competition with Korean, Taiwanese and Chinese companies, as well as Japanese, U.S. and European companies, etc. has intensified not only in the Digital AVC Networks segment, but also in the fields of rechargeable battery, solar cell and electric vehicle-related business, etc. It has become difficult for companies to prevail over the global competition in the expanding market without speeding up the strategy execution and implementing all measures to demonstrate further group-wide potential.

In such circumstances, taking the proposal of the Company as an opportunity, the Company and the Target have, since around the end of June 2010, continuously discussed and considered various measures to further increase the corporate value of both companies. As a result, the Company and the Target came to the conclusion that realizing the acceleration of decision-making and maximization of the group synergies by making the Target a wholly-owned subsidiary of the Company through the Tender Offer and transactions thereafter and accelerating efforts toward becoming the “No. 1 Green Innovation Company in the Electronics Industry” are significantly beneficial, not only to expand the corporate value of the Target but also to expand the corporate value of the entire Panasonic Group. Therefore, the Company decided to commence the Tender Offer, and through the process described below, determined the Tender Offer Purchase Price.

(a)	Name of the Third-Party from which the Company received the Opinion in the Process of Calculation

In determining the Tender Offer Purchase Price, around June 2010, the Company requested Nomura Securities, the financial advisor acting as a third-party valuation institution and independent from the Company and the Target, to calculate the value of the Target’s shares of common stock, and the Company received the Valuation Report from Nomura Securities on July 29, 2010. In addition, the Company received the fairness opinion from Nomura Securities on July 29, 2010, stating that the Tender Offer Purchase Price of 138 yen is proper for the Company from a financial viewpoint.

(b)	Summary of the Opinion

Nomura Securities calculated the value of the Target’s shares of common stock by using the average market price analysis, the comparable company analysis, and the DCF analysis; the per-share value of the Target’s shares of common stock calculated based on each of the foregoing methods is set forth below.

Average Market Price Analysis: 112 yen to 138 yen

Comparable Company Analysis: 46 yen to 85 yen

DCF Analysis: 113 yen to 233 yen

(c)	Process to determine the Tender Offer Purchase Price based on the Opinion

The Company ultimately decided at the Board of Directors meeting held on July 29, 2010 that the Tender Offer Purchase Price shall be 138 yen, based on the nature and results of each of the valuation methods set forth in the Valuation Report and the results of negotiations and discussions with the Target, etc., and by comprehensively taking into account various factors such as (i) results of the business, legal, accounting and tax due diligence, (ii) the possibility of obtaining the endorsement of the Tender Offer by the Target’s Board of Directors, (iii) market trends of the price of the Target’s shares of common stock; and (iv) the projected number of shares to be tendered in the Tender Offer.

(Measures to Ensure the Fairness of the Tender Offer such as Measures to Ensure the Fairness of the Tender Offer Purchase Price, and Measures to Avoid Conflicts of Interest)

Taking into consideration the fact that the Target is currently the Company’s consolidated subsidiary and the fact that there are continuing business and personnel relationships between the Company and the Target, the Company and the Target have implemented the measures set forth below to ensure the fairness of the Tender Offer such as measures to ensure the fairness of the Tender Offer Purchase Price for the Target’s shares of common stock relating to the Tender Offer and measures to avoid conflicts of interest, etc.

(a)	Procurement of a Valuation Report from an Independent, Third-Party Valuation Institution

In order to ensure the fairness of the Tender Offer Purchase Price, when determining the Tender Offer Purchase Price, the Company has used as a reference the Valuation Report that was submitted on July 29, 2010 by Nomura Securities, the financial advisor acting as a third-party valuation institution independent from the Company and from the Target.

(b)	The Target’s Procurement of a Share Valuation Report

According to the Target, the Target requested that ABeam M&A Consulting, which is the financial advisor acting as a third-party valuation institution independent from the Company and from the Target, evaluate the value of the Target’s shares of common stock. Further, ABeam M&A Consulting obtained materials, such as the Target’s financial data and business plans, and received an explanation from the Target, in order to collect and review information necessary for analyzing the value of the Target’s shares of common stock. Based on such information, it analyzed the value of the Target’s shares based upon and subject to certain assumptions and conditions, and submitted the Share Valuation Report to the Target on July 29, 2010. According to the Target, the methods used by ABeam M&A Consulting in analyzing the value of the Target’s shares of common stock were the average market price analysis, the comparable company analysis, and the DCF analysis, and the per-share value of the Target’s shares of common stock calculated using each of the foregoing methods was as set forth below.

x.	Average Market Price Analysis: 114 yen to 140 yen

According to the Target, based on the average market price analysis, using July 28, 2010, as the record date, the per-share value of the Target’s common stock has been determined to be 114 yen to 140 yen, based on the respective average closing prices and the respective volume weighted average prices for the most recent 6 months, the most recent 3 months and the most recent 1 month, and on the closing price on the record date of the Target’s shares of common stock on the first section of the Tokyo Stock Exchange.

y.	Comparable Company Analysis: 78 yen to 110 yen

The comparable company analysis is a method of evaluating the value of the shares of the Target’s common stock by comparing the market stock prices and financial indicators that show profitability, etc., of those listed companies that are engaged in businesses that are similar to the Target’s. According to the Target, based on this method, the per-share value of the Target’s shares of common stock has been determined to be 78 yen to 110 yen.

z.	DCF Analysis: 100 yen to 163 yen

The DCF Analysis is a method of analyzing the corporate value of the Target and the value of the Target’s shares of common stock based on various factors such as its projected earnings and its investment plans set forth in its business plans, publicly disclosed information and the synergies expected to be generated by making the Target the Company’s wholly-owned subsidiary etc., by discounting the Target’s future free cash flow projections to the present value using a specific discount rate (e.g., cost of capital applicable to the Target, etc.). According to the Target, based on this method, the per-share value of the Target’s common stock has been determined to be 100 yen to 163 yen.

Further, according to the Target, on July 29, 2010, as an opinion concerning the fact that the resolution of the Board of Directors meeting of the Target to announce its opinion to endorse the Tender Offer and to recommend that the Target’s shareholders tender their shares in the Tender Offer is not disadvantageous to the minority shareholders of the Target, the Board of Directors of the Target received from ABeam M&A Consulting, especially from a viewpoint of fairness of consideration, a fairness opinion concerning the fact that the Tender Offer Purchase Price is not disadvantageous to the minority shareholders of the Target, stating that the Tender Offer Purchase Price of 138 yen with respect to the Tender Offer is proper to shareholders of the Target other than tender offerors, etc. (meaning “Controlling Shareholders and other parties set forth in the Enforcement Regulations” provided for in Article 441-2 of the Securities Listing Regulations of Tokyo Stock Exchange including the Tender Offeror) from a financial point of view.

(c)	Advice from a Law Firm

According to the Target, in connection with the discussions held, and the decisions made, by the Target’s Board of Directors, Mori Hamada & Matsumoto law firm, as the legal advisor, has provided the Target’s Board of Directors with legal advice concerning the decision-making method, procedures, etc. to be used by the Board of Directors, including various procedures relating to the Tender Offer.

(d)	Approval of Directors and Auditors with No Material Interests

According to the Target, since the Target received a proposal concerning the Tender Offer from the Company around the end of June 2010, the Target has discussed and negotiated with the Company concerning the purchase price of the Tender Offer and other terms and conditions several times, and the Target has carefully reviewed and considered the terms and conditions, given the contents of the Share Valuation Report and the fairness opinion obtained from ABeam M&A Consulting, and taking into account legal advice provided by Mori Hamada & Matsumoto law firm, its legal advisor.

As a result, at the Board of Directors’ meeting held today (5 directors in attendance out of 8 directors), it was determined that the Tender Offer would contribute to the further development of the Target’s business, that the conditions relating to the Tender Offer are appropriate, and that the Tender Offer provided all of the Target’s shareholders with an opportunity to sell the Target’s share for a reasonable price, and therefore a resolution was adopted with the approval of all of the directors in attendance to endorse the Tender Offer, and to recommend that the Target’s shareholders tender their shares in the Tender Offer. Further, all of the Target’s auditors who attended the above Board of Directors’ meeting (4 auditors, including 3 outside auditors out of 5 auditors (including 3 outside auditors)) expressed the opinion that they had no objection for the Target’s Board of Directors to endorse the Tender Offer, and to recommend that the Target’s shareholders tender their shares in the Tender Offer.

It should be noted that, according to the Target, Messrs. Susumu Koike, Junji Esaka and Kenjiro Matsuba, directors of the Target, because they were officers or employees of the Company or its affiliate until 2008 (Mr. Koike) or until 2009 (Mr. Esaka and Mr. Matsuba), and Messrs. Susume Koike and Junji Esaka are corporate advisors of the Company at present, did not participate in any of the discussions or voting on the Tender Offer, for the purpose of maintaining the fairness and the neutrality of the Target’s decisions, and did not participate in any of the discussions/negotiations with the Company on behalf of the Target. The Company has been informed, further, that Mr. Takae Makita, auditor of the Target, because he was an officer of the Company until 2009, and he is a corporate advisor of the Company at present, did not participate in the above-referenced discussions, for the purpose of maintaining the fairness and the neutrality of the Target’s decisions.

(e)	Relatively Long Period of the Tender Offer, etc.

Pursuant to applicable laws and regulations, the tender offer period of a tender offer is required to be at least 20 business days; the Company has, by causing the tender offer period of the Tender Offer to be relatively long (i.e., 31 business days), ensured the fairness of the Tender Offer Purchase Price by ensuring that the Target’s shareholders will have sufficient opportunity to consider and decide whether or not to tender their shares in the Tender Offer, and that an opportunity for other offerors to commence a tender offer for the Target’s shares has been secured.

Further, the Company and the Target have not made any agreement that would restrict the Target and an offeror other than the Company to make contacts with each other, etc., in the case where such other offeror emerges.

(iii)	Relationship with Valuation Institution

Nomura Securities, which is acting as the financial advisor (the valuation institution) to the Company, does not have any material interest in the Tender Offer.

(5)	Number of Share Certificates, Etc. Scheduled to be Purchased

Number of shares scheduled to be purchased	Minimum number of shares scheduled to be purchased	Maximum number of shares scheduled to be purchased
3,059,465,509 shares	Not applicable	Not applicable

Note 1)	No minimum or maximum number of share certificates, etc. scheduled to be purchased has been established in the Tender Offer. The Company will purchase all of the share certificates, etc. tendered in the Tender Offer.

Note 2)	The number of shares scheduled to be purchased (3,059,465,509 shares) is calculated by deducting the sum of the number of shares of the Target held by the Tender Offeror as of July 29, 2010 (3,082,309,227 shares) and the number of treasury shares held by the Target as of March 31, 2010 as described in the securities report for the 86th term that was submitted by the Target on June 23, 2010 (16,278,363 shares), from the number of issued shares as of March 31, 2010, as described in the securities report for the 86th term that was submitted by the Target on June 23, 2010 (6,158,053,099 shares).

Note 3)	Shares less than one unit are also subject to the Tender Offer. If a shareholder exercises the right to demand the purchase of shares less than one unit pursuant to the Companies Act, the Target may purchase its own shares during the tender offer period pursuant to the procedures required under the applicable laws and regulations.

Note 4)	The Tender Offeror does not plan to purchase treasury shares held by the Target through the Tender Offer.

(6)	Change in Ownership Percentage of Share Certificates, Etc. as a Result of Tender Offer

Number of Voting Rights Represented by Share Certificates, Etc. Held by the Tender Offeror before the Tender Offer	3,082,309 units	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer: 50.19%)

Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer	Not determined yet	(Ownership Percentage of Share Certificates, Etc. before the Tender Offer: Not determined yet)

Number of Voting Rights Represented by Share Certificates, Etc. Scheduled to be Purchased	3,059,465 units	(Ownership Percentage of Share Certificates, Etc. after the Tender Offer: 100.00%)

Total Number of Voting Rights of Shareholders, Etc. of the Target	6,130,300 units

Note 1)	The “Number of Voting Rights Represented by Share Certificates, Etc. Scheduled to be Purchased,” is the number of voting rights relating to share certificates, etc. scheduled to be purchased for the Tender Offer.

Note 2)	The “Number of Voting Rights Represented by Share Certificates, Etc. Held by Special Related Parties before the Tender Offer” is not determined at present, but will be examined and is scheduled to be disclosed until August 23, 2010, which is the commencement date of the Tender Offer.

Note 3)	The “Total Number of Voting Rights of Shareholders, Etc. of the Target” is the total number of voting rights of all shareholders as of March 31, 2010 as described in the securities report for the 86th term that was submitted by the Target on June 23, 2010 (indicated therein as 1,000 shares per unit). However, since the shares less than one unit and cross-held shares are also subject to the Tender Offer, in calculating the “Ownership Percentage of Share Certificates, Etc. before the Tender Offer” and the “Ownership Percentage of Share Certificates, Etc. after the Tender Offer,” the total number of voting rights (6,141,774 units), corresponding to the number of shares (6,141,774,736 shares) obtained by deducting the number of treasury shares held by the Target as of March 31, 2010 as described in the securities report for the 86th term that was submitted by the Target on June 23, 2010 (16,278,363 shares), from the total number of shares issued as of March 31, 2010 as described in the securities report for the 86th term that was submitted by the Target on June 23, 2010 (6,158,053,099 shares), is used as the denominator.

Note 4)	The “Ownership Percentage of Share Certificates, Etc. before the Tender Offer” and the “Ownership Percentage of Share Certificates, Etc. after the Tender Offer” are rounded to the second decimal place.

(7)	Payment for Purchase 422,206 million yen

(8)	Method of Settlement

(i)	Names and addresses of the head offices of the financial instruments dealers and banks, etc. responsible for settlement of purchase, etc.

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

(ii)	Tender Offer settlement commencement date

October 14, 2010 (Thursday)

(iii)	Method of settlement

A notice of purchase, etc. through the Tender Offer shall be mailed to the addresses of the tendering shareholders, etc. (or to the addresses of the standing proxies in the case of non-resident shareholders, etc.) without delay after the expiry of the tender offer period (except where the shares were tendered via NOMURAJOY, the exclusive Internet service provided by the tender offer agent). In the case where the shares were tendered via NOMURAJOY, a notice of purchase will be delivered by the means prescribed on NOMURAJOY’s website (https://www.nomurajoy.jp/).

Payment for the shares will be made in cash. The tendering shareholders, etc. will receive the sales proceeds resulting from the Tender Offer through the methods designated by the tendering shareholders, etc., such as remittance (the tendering shareholders, etc. may be liable for remittance charges).

(iv)	Method of returning share certificates, etc.

In the event that all of the tendered share certificates, etc. are not purchased under the terms and conditions mentioned in “(ii) Conditions of withdrawal, etc. of Tender Offer, details thereof and method of disclosure of withdrawal, etc.” of “(9) Other Conditions and Methods of Purchase, Etc.” provided below, the share certificates, etc. required to be returned will be returned promptly on or after the commencement date of the settlement (or the date of withdrawal, etc. in the event of a withdrawal, etc. of the Tender Offer) by way of restoring the record of the shares back to the state that existed immediately prior to the relevant tender. (If the tendering shareholders, etc. would like to transfer the record of the share certificates, etc. to an account established with any other financial instruments dealer, etc., please indicate accordingly.)

(9)	Other Conditions and Methods of Purchase, Etc.

(i)	Conditions set forth in each Item of Article 27-13, Paragraph 4 of the Financial Instruments and Exchange Act (Act No. 25 of 1948, as amended, the “Act”)

A maximum or minimum number of the share certificates, etc. scheduled to be purchased has not been established in the Tender Offer. Therefore, the Tender Offeror will purchase all of the tendered share certificates, etc.

(ii)	Conditions of withdrawal, etc. of Tender Offer, details thereof and method of disclosure of withdrawal, etc.

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1.1 through 1.9, Items 1.12 through 1.18, Items 3.1 through 3.8, and Item 4, and in Article 14, Paragraph 2, Items 3 through 6 of the Financial Instruments and Exchange Act Enforcement Ordinance of Japan (Governmental Ordinance No.321 of 1965, as amended, the “Enforcement Order”), the Tender Offeror may withdraw the Tender Offer. In the event that the Tender Offeror intends to withdraw the Tender Offer, the Tender Offeror shall give public notice electronically and then post notice in the Nihon Keizai Shimbun that such public notice has been made; provided, however, that, if it is impracticable to give such notice by the last day of the tender offer period, the Tender Offeror shall make a public announcement pursuant to Article 20 of the Cabinet Office Ordinance on Disclosure of Takeover Bids of Shares Conducted by Non-Issuers (Ministry of Finance Japan Ordinance No.38 of 1990, as amended, the “TOB Order”) and give public notice immediately thereafter.

(iii)	Conditions for reduction of price of purchase etc. details thereof and method of disclosure of reduction

Pursuant to Article 27-6, Paragraph 1, Item 1 of the Act, if the Target takes any action enumerated in Article 13, Paragraph 1 of the Enforcement Order during the tender offer period, the Tender Offeror may reduce the price of purchase etc. in accordance with the methods provided for in Article 19, Paragraph 1 of the TOB Order. In the event that the Tender Offeror intends to reduce the price of purchase, etc., the Tender Offeror shall give public notice electronically, and then post notice in the Nihon Keizai Shimbun that such public notice has been made; provided, however, that, if it is impracticable to give such notice by the last day of the tender offer period, the Tender Offeror shall make a public announcement pursuant to Article 20 of the TOB Order and give public notice immediately thereafter. If the price of purchase, etc. is reduced, the Tender Offeror shall purchase any and all tendered share certificates, etc. at such reduced price, even if such share certificates, etc. were tendered prior to such public notice.

(iv)	Matters concerning tendering shareholders, etc. right of cancellation of the tender

Tendering shareholders, etc. may cancel a tender of the Tender Offer at any time during the tender offer period. Tendering shareholders, etc. who wish to cancel their tenders must deliver, or send by mail, a cancellation notice stating that such tendering shareholder, etc. hereby cancels his/her tender of the Tender Offer (the “Cancellation Notice”) and the receipt of tender for the Tender Offer to the head office or any branch (excluding NOMURAJOY, which is an exclusive Internet service used by the tender offer agent) of the tender offer agent in Japan that accepted the tender, by 3:30 p.m. on the last day of the tender offer period. Please note that the Cancellation Notice must be received by 3:30 p.m. on the last day of the tender offer period if sent by mail. If tendering shareholders, etc. wish to cancel any tender made via NOMURAJOY, please have them complete the cancellation procedures through the process shown on the website of NOMURAJOY (https://www.nomurajoy.jp/) by 3:30 p.m. on the last day of the tender offer period. No compensation for damages or penalty payments shall be claimed against any tendering shareholders, etc. by the Tender Offeror in the event that the tender by such tendering shareholders is cancelled. The cost of returning the tendered share certificates, etc. shall also be borne by the Tender Offeror.

(v)	Method of disclosure if the terms and conditions, etc. of the Tender Offer are changed

If any terms or conditions, etc. of the Tender Offer are to be changed, the Tender Offeror shall give public notice electronically regarding the details, etc. of such changes and then post notice in the Nihon Keizai Shimbun that such public notice has been made; provided, however, that, if it is impracticable to give such notice by the last day of the tender offer period, the Tender Offeror shall make a public announcement pursuant to Article 20 of the TOB Order and give public notice immediately thereafter. If any change is made to the terms and conditions of the Tender Offer, the Tender Offeror shall purchase any and all tendered share certificates, etc. in accordance with the amended terms and conditions, etc., even if such share certificates, etc. were tendered prior to such public notice.

(vi)	Method of disclosure if amendment statement is filed

If an amendment statement is filed with the Director-General of the Kanto Local Finance Bureau, except for the case provided for in the proviso of Article 27-8, Paragraph 11 of the Act, the Tender Offeror shall forthwith make a public announcement of the contents thereof that pertain to the contents of the Public Notice of the Commencement of Tender Offer, in accordance with the method set forth in Article 20 of the TOB Order. The Tender Offeror shall also forthwith amend the tender offer explanatory statement and deliver the amended tender offer explanatory statement to the tendering shareholders, etc. who have already received the tender offer explanatory statement; provided, however, that, if the scope of the amendment is narrow, the Tender Offeror will instead prepare a document stating the reason(s) for the amendment, the matters amended and the contents as amended and deliver said document to the tendering shareholders, etc.

(vii)	Method of disclosure of results of the Tender Offer

The Tender Offeror shall make a public announcement regarding the results of the Tender Offer, in accordance with the methods provided for in Article 9-4 of the Enforcement Order and Article 30-2 of the TOB Order, on the day immediately following the last day of the Tender Offer Period.

(10)	Date of the Public Notice of the Commencement of Tender Offer

August 23, 2010 (Monday)

(11)	Tender Offer Agent

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

3.	Policies, Etc. After the Tender Offer and Prospects for the Future

(1)	Policies, etc. subsequent to the Tender Offer

With respect to the policies, etc. after the Tender Offer, please refer to “1. Purpose of the Tender Offer.”

(2)	Prospect of the impact on future performance

The impact of the Tender Offer on the performance of the Panasonic Group will be reported as soon as it is ascertained.

4.	Other Matters

(1)	Agreements between the Tender Offeror and the Target or its Directors, and a Summary thereof

According to the Target, in the Board of Directors meeting of the Target held today, a resolution to endorse the Tender Offer and to recommend that the Target’s shareholders tender their shares in the Tender Offer was adopted.

In detail, according to the Target, since the Target received a proposal concerning the Tender Offer from the Company around the end of June 2010, the Target has discussed and negotiated with the Company concerning the purchase price of the Tender Offer and other terms and conditions several times, and the Target has carefully reviewed and considered the terms and conditions, given the contents of the Share Valuation Report and the fairness opinion obtained from ABeam M&A Consulting, and taking into account legal advice provided by Mori Hamada & Matsumoto law firm, its legal advisor.

As a result, at the Board of Directors meeting held today (5 directors in attendance out of 8 directors), it was determined that the Tender Offer would contribute to the further development of the Target’s business, that the conditions relating to the Tender Offer are appropriate, and that the Tender Offer provided all of the Target’s shareholders with an opportunity to sell the Target’s share for a reasonable price, and therefore a resolution was adopted with the approval of all of the directors in attendance to endorse the Tender Offer, and to recommend that the Target’s shareholders tender their shares in the Tender Offer. Further, all of the Target’s auditors who attended the above Board of Directors’ meeting (4 auditors, including 3 outside auditors out of 5 auditors (including 3 outside auditors)) expressed the opinion that they had no objection for the Target’s Board of Directors to endorse the Tender Offer, and to recommend that the Target’s shareholders tender their shares in the Tender Offer.

It should be noted that, according to the Target, Messrs. Susumu Koike, Junji Esaka and Kenjiro Matsuba, directors of the Target, because they were officers or employees of the Company or its affiliate until 2008 (Mr. Koike) or until 2009 (Mr. Esaka and Mr. Matsuba), and Messrs. Susume Koike and Junji Esaka are corporate advisors of the Company at present, did not participate in any of the discussions or voting on the Tender Offer, for the purpose of maintaining the fairness and the neutrality of the Target’s decisions, and did not participate in any of the discussions/negotiations with the Company on behalf of the Target. The Company has been informed, further, that Mr. Takae Makita, auditor of the Target, because he was an officer of the Company until 2009, and he is a corporate advisor of the Company at present, did not participate in the above-referenced discussions, for the purpose of maintaining the fairness and the neutrality of the Target’s decisions.

As for the “Decision-Making Process through which the Decision to Implement the Tender Offer was made” and “Details of the Measures to Avoid Conflicts of Interest,” please refer to “(2) Description of the Decision-Making Process through which the Decision to Implement the Tender Offer was made and Management Policies after the Tender Offer” and “(3) Measures to Ensure the Fairness of the Tender Offer such as Measures to Ensure the Fairness of the Tender Offer Purchase Price, and Measures to Avoid Conflicts of Interest” under “1. Purpose of the Tender Offer.”

(2)	Other Relevant information Necessary for Investor’s Decision of the Target

(i)	As announced in “ON Semiconductor to Acquire SANYO Semiconductor from SANYO Electric in Strategic Transaction” (http://sanyo.com/news/2010/07/15-1.html) on July 15, 2010, the Target passed a resolution to enter into a purchase agreement pursuant to which the Target agreed to transfer all of the shares it holds in the Target’s consolidated subsidiary, SANYO Semiconductor Co., Ltd. and the loan receivables held by the Target against SANYO Semiconductor Co., Ltd. to Semiconductor Components Industries LLC, the head office of which is located in the State of Arizona, USA. Semiconductor Components Industries LLC is a wholly-owned subsidiary of ON Semiconductor Corporation, the head office of which is located in the State of Arizona, USA, and which is listed on NASDAQ. According to the Target’s announcement, the purchase price is planned to be approximately 33.0 billion yen, and is subject to adjustment, which will be made based on amounts of cash and deposit, etc. that exist as of the closing date.

(ii)	According to the press release announced by the Target on July 16, 2010, titled “Notice Concerning Change of Subsidiary (SANYO Electric Logistics Co., Ltd.),” the Target accepted a tender offer to be made by LS Holdings Co., Ltd., a company owned by an investment fund managed by the Longreach Group for all of the shares it holds in the Target’s consolidated subsidiary, SANYO Electric Logistics Co., Ltd., and, as a result of the successful completion of the same tender offer, SANYO Electric Logistics Co., Ltd. will be changed from the Target’s subsidiary to the subsidiary of LS Holdings Co., Ltd. on July 30, 2010, the settlement date of the tender offer. According to the press release, owing to the transfer of share as a result of the successful completion of the tender offer, the Target expects to post 9.4 billion yen for non-consolidated financial results and 4.2 billion yen for consolidated financial results as capital gain in the financial results for fiscal year ending March 2011.

(iii)

The Target announced its “Consolidated Financial Results for the First Quarter of Fiscal Year ending March 2011” on July 28, 2010. According to the announcement, the Target’s consolidated business results for the first quarter of the fiscal year ending March 2011 are as follows. The information below has not been audited by the Target’s audit firm pursuant to Article 193-2 of the Act. In addition, the information below is extracted from the announcement made by the Target, and the Company is not in a position to verify the accuracy and the validity thereof and has not verified the same.

The Consolidated Business Results for the First Quarter of the Fiscal Year ending March 2011 (April 1, 2010 through June 30, 2010)

(a) Consolidated Business Results (Cumulative)

(Unit: Millions of Yen)

Three months ended June 30, 2010
Net sales	387,392
Operating income (loss)	13,948
Income (loss) from continuing operations, before income taxes	12,290

(b) Consolidated Financial Position

As of June 30, 2010
Total assets (Millions of Yen)	1,350,944
Stockholders’ equity (Millions of Yen)	109,209
Stockholders’ equity ratio	8.1%
Stockholders’ equity per share (Yen)	17.78

(iv)

The Target announced its “Revision to Forecast for the 1st Six-month of the Fiscal Year ending March 2011” on July 28, 2010. The summary of the announcement is as follows. The information below is extracted from the announcement made by the Target, and the Company is not in a position to verify the accuracy and the validity thereof and has not verified the same.

(The content of the announcement made by the Target)

SANYO Electric Co., Ltd. (SANYO) has revised its forecast for first six-months of the Fiscal Year ending March 31, 2011 (FY2011; for the period from April 1, 2010 through September 30, 2010) announced on May 6, 2010.

1.     Forecast for Consolidated Financial Results

(Unit: Millions of yen)

	Net sales	Operating income	Income (loss) from continuing operations, before income taxes
Previous Forecast (A)	850,000	11,000	3,000
Current Forecast (B)	820,000	24,000	22,000
Change (B-A)	(30,000)	13,000	19,000
Change (%)	(3.5)	118.2	633.3
Six-months of FY2011 ended Sep. 30, 2010	766,404	6,468	(28,903)

Previous forecast announced on May 6, 2010.

2.     Reasons for Revision

Regarding the forecast for the first six-months of fiscal year ending March 2011(FY2011), the operating income is expected to surpass previous forecasts thanks to a combination of improved results in photovoltaic systems, optical pickups, capacitors, and car electronics businesses and group-wide cost reduction activities. In addition, income from continuing operations, before income taxes and net income attributable to SANYO are expected to show significant increases from increase in the operating income and expected capital gain due to the stock transfer of SANYO Electric Logistics Co., Ltd. which is planned to be done in the second quarter of FY2011. As a result, the forecast for the first six-months of FY2011 has been largely revised upward. For net sales, approximately 57 billion yen is excluded in accordance with the semiconductor business being classified as discontinued operation.

The full year forecast for FY2011 will, however, remain the same, due to the uncertain economic situation in Europe and United States and uncertain foreign exchange rate fluctuation which are expected to continue.

*	The semiconductor business has been a discontinued operation since first quarter of the FY2011. In accordance with this, any figures attribute to the semiconductor business which is classified as discontinued operation in accordance with United States Generally Accepted Accounting Principles (U.S.G.A.A.P), is excluded from revised net sales, operating income, and income before income taxes and attributable to noncontrolling interests from continuing operations. Accordingly, SANYO has reclassified the results of first six-months of the Fiscal Year ended March 31, 2010.

(Insider Trading Regulations)

In accordance with the provisions of Article 167, Paragraph 3 of the Financial Instruments and Exchange Act and Article 30 of its Enforcement Order, anyone having read this Press Release is considered a primary recipient of information from the viewpoint of insider trading regulation. The Company accordingly urges you to exercise due care as you may be prohibited from purchasing the shares of SANYO Electric Co., Ltd. before 12 hours have passed from the time of the announcement of this Press Release (announcement of this Press Release shall be deemed to be the time at which this Press Release is disclosed through the service for inspection of disclosed information by Tokyo Stock Exchange at 3:30 p.m. of July 29, 2010). If you are held liable under criminal, civil, or administrative laws for making such a prohibited purchase, the Company notes that it will assume no responsibility whatsoever.

(Restrictions on Solicitation)

This Press Release is to announce the Company and has not been prepared for the purpose of soliciting an offer to sell shares. If shareholders wish to make an offer to sell their shares, they should first read the Tender Offer Explanatory Statement for the Tender Offer and offer their shares for sale at their own discretion. This Press Release shall neither be, nor constitute a part of, an offer to sell or solicitation thereof, or a solicitation of an offer to purchase, any securities, and neither this Press Release (or a part thereof) nor its distribution shall be interpreted to be the basis of any agreement in relation to the Tender Offer, and this Press Release should not be relied on at the time of concluding any such agreement.

(Prospect)

This Press Release describes prospects based on the views of the management of the Company at the time the Company acquires the shares of SANYO Electric Co., Ltd. Actual results may deviate considerably from such descriptions due to various factors.

(In other Nation)

There may be some nations or regions which legally restrict the announcement, issuance or distribution of this Press Release. In such case, you are requested to take notice of those restrictions and comply with the laws and regulations of such nations or regions. Even receipt by you of this Press Release shall not be deemed as an offer to purchase, or a solicitation of an offer to sell, the shares in connection with the Tender Offer, but shall be deemed as the distribution of information for reference purposed only.

(Notice Regarding Registration on Form F-4)

Panasonic Corporation may file a registration statement on Form F-4 (“Form F-4”) with the SEC in connection with the proposed share exchange between Panasonic Corporation and SANYO Electric Co., Ltd. (the “SANYO Share Exchange”) and between Panasonic Corporation and Panasonic Electric Works Co., Ltd. (the “PEW Share Exchange”). The Form F-4 for the SANYO Share Exchange and/or the PEW Share Exchange (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the subject company (SANYO Electric Co., Ltd. or Panasonic Electric Works Co., Ltd.) prior to the shareholders’ meeting at which the relevant proposed share exchange will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about the subject company and Panasonic Corporation, the relevant share exchange and related matters. U.S. shareholders of the subject company are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the relevant share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange. Any documents filed with the SEC in connection with the proposed share exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following contact information.

1006, Oaza Kadoma Kadoma City, Osaka 571-8501 Japan

Panasonic Corporation

Corporate Finance & IR Group

Masahito Yamamura

Telephone: 81-6-6908-1121

yamamura.masahito@jp.panasonic.com

http://panasonic.net/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. through tender offers and share exchanges; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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